UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 26, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

26 August 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

On 22 August 2025, the following ordinary shares of US$0.20 each and American Depository Receipts (ADRs) (the "Shares") in Smith & Nephew plc (the "Company") were purchased in line with Smith & Nephew plc's Remuneration Policy to pay part of its Non-Executive Directors' fees in Shares. These Shares were purchased net of tax and expenses.

The following notification relates to Jez Maiden, Angie Risley, Katarzyna Mazur-Hofsaess, Jo Hallas and Simon Lowth:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2025 - 08 - 22
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price	Volume	Aggregated information
Jez Maiden	Non-Executive Director	£13.781891	353 ordinary shares	N/A Single Transaction
Angie Risley	Senior Independent Director	£13.82	373 ordinary shares	N/A Single Transaction
Katarzyna Mazur-Hofsaess	Non-Executive Director	£13.845	541 ordinary shares	N/A Single Transaction
Jo Hallas	Non-Executive Director	£13.835323	389 ordinary shares	N/A Single Transaction
Simon Lowth	Non-Executive Director	£13.835323	355 ordinary shares	N/A Single Transaction

The following notification relates to Marc Owen and John Ma:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares
Identification code	ISIN: US83175M2052
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2025 - 08 - 22
Place of Transaction	New York Stock Exchange (XNYS)

Name	Director / PDMR	Price	Volume	Aggregated information
Marc Owen	Non-Executive Director	$37.249053	202 ADRs	N/A Single Transaction
John Ma	Non-Executive Director	$37.249053	305 ADRs	N/A Single Transaction

Helen Barraclough
General Counsel & Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 26, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary